EXHIBIT 12.1

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the Company for the twelve months ended December 31, 2002 computed by dividing net fixed charges (interest expense on all debt plus the interest element of operating leases) into earnings (income before income taxes and fixed charges) on a historical

Historical
(Amounts in EURO millions)
Net loss	(89.9)
Discontinuing operations	—
Minority interest	11.1
Losses on equity investees	12.6
Income tax expense	34.8
Interest charges, including amortization of debt issuance cost	150.8
Interest portion of rental expense	2.9

Earnings (losses) available to cover fixed charges	122.3

Fixed charges
Interest charges, including amortization of debt issuance cost	150.8
Interest portion of rental expense	2.9

Total fixed charges	153.7

Deficiency in earnings to cover fixed charges	(31.4)

Ratio of earnings to fixed charges	0.796